Note (1)   Nature of Operations and Summary of Significant Accounting Policies

A.   Nature of Operations

Peakstone Securities, LLC (the "Company") is an Illinois   limited liability company established on February 17, 2011, and   is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulation Authority (FINRA) and the securities commissions of appropriate states. The Company received approval to operate as a licensed broker-dealer on March 2, 2012.

The Company's primary business is investment banking services, and it operates under the provisions of paragraph (k)(2)(i) of Rule 1 5c3-3 of the Securities Exchange Act of 1934. The Company operates from offices located in Chicago, Illinois.

B.   Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. Management continually monitors the collectability of its customer accounts; when indications arise that an amount is not likely to be collected, it is charged to the allowance for doubtful accounts. Accounts are considered past due when they are 30 days old.

C.   Cash Balances in Excess of Insured Amounts

The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

D.   Revenue Recognition

Investment banking revenue includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction.

E.   Income Taxes

The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, Members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal   income tax has been provided for in the accompanying financial statements.

The   Company accounts for any potential interest or penalties related to the possible future liabilities for unrecognized income tax benefits in other expenses. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2012.

The Company is subject to the Illinois 1.5% replacement tax on income. There is no replacement tax for 2015.

Note (1)   Nature of Operations and Summary of Significant Accounting Policies - Continued

F. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the financial statements.

Note (2)   Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2015, the Company had net capital of $20,294, which was $15,294 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.57 to 1.

Note (3)   Related Party

The Company has entered into an expense sharing arrangement with The Peakstone Group, LLC, an affiliated entity, to whom it pays certain general and administrative expenses. The Company's share of expenses is calculated based on estimated usage. Allocated expenses under the agreement amounted to approximately $15,600 for the year ended December 31, 2015. The Company paid $20,000 to the affiliated entity for shared expenses and expenses that were paid by the affiliate and reimbursed at 100% by the Company in 2015. Reimbursable expenses amounted to $8,538 in 2015. As of December 31, 2015 the balance due to the related party, which is included in accounts payable on the statement of financial condition totals $4,138. The balance due are from shared expenses.

Note (4)   Concentrations of Credit Risk

One customer accounted for 99% of the Company's investment banking revenue for the year ended December 31, 2015.

Note (5)   Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2015.